SEPARATE ACCOUNT VLII

CROSS REFERENCE SHEET

SHOWING LOCATION OF INFORMATION IN

PROSPECTUS and STATEMENT OF ADDITIONAL INFORMATION

PURSUANT TO RULE 495(a)

1.	Front & Back Cover Pages	Front and Back Cover Page

2.	Risk/Benefit Summary: Benefits & Risks	Summary of Benefits and Risks – pg. 4

3.	Risk/Benefit Summary: Fee Table	Fee Tables - pg. 6 Annual Fund Operating Expenses – pg. 10

4.	General Description of Registrant, Depositor, and Portfolio Companies	About Us – pg. 16

5.	Charges	Fee Table – pg. 6 Charges and Deductions – pg. 23

6.	General Description of Contracts	Your Policy – pg. 25

7.	Premiums	Premiums – pg. 36

8.	Death Benefit and Contract Values	Death Benefit and Policy Values – pg. 39

9.	Surrenders, Partial Surrenders, and Partial Withdrawals	Making Withdrawals From Your Policy – pg. 40

10.	Loans	Loans – pg. 40

11.	Lapse and Reinstatement	Lapse and Reinstatement – pg. 41

12.	Taxes	Federal Tax Considerations – pg. 42

13.	Legal Proceedings	Legal Proceedings – pg. 48

14.	Financial Statements	Financial Transactions – pg. 49

15.	Cover Page and Table of Contents	Statement of Additional Information (Part B) – pg. 1 Table of Contents – pg. 2 of SAI

16.	General Information and History	General Information and History – pg. 3 of SAI

17.	Services	Services - pg. 3 of SAI

18.	Premiums	Premiums – pg. 36 of Prospectus

19.	Additional Informational About Operations of Contracts and Registrant	None.

20.	Underwriters	Distribution of the Policies – pg. 3-4 of SAI

21.	Additional Information About Charges	Additional Information About Charges: Underwriting Procedures – pg. 4 of SAI

22.	Lapse and Reinstatement	Lapse and Reinstatement – pg. 41 of Prospectus

23.	Loans	Loans - pg. 40 of Prospectus

24.	Financial Statements	Financial Statements of the Registrant and the Depositor will be filed by amendment.

25.	Illustrations	Illustrations will be filed by amendment.